FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                         For the month of September 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---

Board Changes and Shareholder Meeting


Luxembourg - Tuesday, 24th September, 2002 - Gemplus International SA (Paris
Euronext: Euroclear 5768 and Nasdaq: GEMP) issued this statement following a Board Meeting held yesterday.

Board Changes

Hasso von Falkenhausen, who was elected Chairman of the Board of Gemplus from January 10, 2002, for an interim period to oversee the process of selecting a new permanent Chairman and Chief Executive, today retired from the Board. Dr von Falkenhausen will be 70 later this month and, as set out in Gemplus' 2001 Annual Report, is retiring in line with the Company's maximum age policy regarding Directors. In addition to his service to Gemplus this year Dr von Falkenhausen served as Chairman from 1997 to 1999. He steps down with full thanks and appreciation from the Board.

Also as planned, the Board elected Alex Mandl as a Director of Gemplus, replacing Dr von Falkenhausen. This follows Mr Mandl's appointment as Chief Executive Officer on August 29th, 2002.

Dr Lassus' Loan

The Board received a report from the special committee formed to recommend appropriate actions in relation to the unsecured loan of 78 million euros, including 5 million euros of accrued interest, made to Dr Lassus by an indirect subsidiary of the Company to enable him to purchase shares in the Company in September 2000. The loan is due for repayment at the end of December 2003.

The Board noted that Dr Lassus had again declined to pledge his option shares as security for repayment of his loan, which he had previously undertaken to do, and had not given assurance of his willingness and ability to repay the loan. The special committee recommended and the Board agreed that it was appropriate for the Company's indirect subsidiary to take action based on the special committee's findings and the opinion of special independent legal counsel to seek security for the loan and its repayment.

Proposed Board Changes

The Board reviewed separate public statements made recently by Dr Lassus and Mr Takieddine, and concluded that these individuals were in violation of their duties of loyalty and discretion as Directors of the Company and had not acted in the best interests of the Company.

In view of these actions, and, in the case of Dr Lassus, the status of the loan to him, the Board considered that it would be appropriate to submit to the shareholders proposed resolutions to remove them as Directors.

Special Shareholders Meeting

The Board decided to convene a Special Shareholders Meeting for October 22nd 2002 to consider a number of resolutions, including:

o The approval of Alex Mandl's compensation as CEO of Gemplus and the ratification of his election as a Director.

o The ratification of Dominique Vignon's election as a Director.

o The removal of Dr Lassus and Mr Takieddine from the Board of Gemplus, the consequent reduction of the size of the Board from 13 to 12 members, and the election of Dr Johannes Fritz, head of the Quandt family office, to the remaining open position on the Board.

Commenting, Dominique Vignon, Chairman of Gemplus, said:

"The Board of Gemplus is responsible for the governance of the Company on behalf of all shareholders. We have a position where two directors are in breach of their duties of loyalty and discretion. Since they decline to resign, we regrettably have no choice but to put the matter to a vote of the shareholders.

"In the case of Dr Lassus, the Company also has a fiduciary duty to regularize the loan made to him by a member of the group. It should be clearly understood, in contrast to some stories I have read, that the salary and package of shares and options granted to Dr Lassus in August / September 2000 were based on contractual rights negotiated by Dr Lassus in February 2000, well before the selection of a CEO or the Company's flotation. Dr Lassus had the right to waive this package and chose not to do so. He subsequently decided to use the same contractual rights to require a member of the group to make a loan to permit him to exercise his options, thereby increasing his voting power.

"It is with regret that the Board takes these steps. However, there must be no doubt about the corporate governance of Gemplus. In addition, there must be an end to scurrilous stories and speculation without any foundation. They do no credit to the reality of Gemplus, the quality of its people, the company's real achievements and the considerable prospects we enjoy."

END

Media Conference Call:

The company has scheduled a Media Conference call for Tuesday 24 September starting at 08:30 Paris time.

Callers may participate in the live conference call by dialing:

Number:              +33 (0)1 55 69 57 35
Access Code:         453087

Analyst Conference Call:

Gemplus has scheduled a conference call for Tuesday, 24 September 2002 starting at 2.30pm Paris time.

Callers may participate in the live conference call by dialing:

Europe:              +44 (0) 20 7984 7582
Access Code:         768605

The live conference call will also be available on the Internet at www.companyboardroom.com.

Replays of the conference call will be available approximately two hours after the conclusion of the live conference call for five days on: +44 (0) 20 7984 7578 (Europe). Access Code: 768605.

Enquiries:

Press:
Gemplus
Martin Crocker
Tel:               + 33 (0)4 42 36 30 46
Mob:               + 33 (0)6 85 07 66 41
Email:             martin.crocker@gemplus.com

Citigate Dewe Rogerson
Tel:               + 44 (0)20 7638 9571
Anthony Carlisle
Tel:               + 44 (0)7973 611 888

Investors:
Gemplus
Yves Guillaumot
Tel:               + 33 (0)4 42 36 52 98
Email:             yves.guillaumot@gemplus.com

Fineo
Anne Guimard
Tel:               + 33 (0)1 45 72 20 96
Email:             guimard@fineo.com

About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2001, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost and Sullivan). Gemplus was also awarded Frost and Sullivan's 2002 Market Value Award for its exceptional performance. Its revenue in 2001 was 1.023 Billion Euros. It operates in 37 countries throughout the world and had 2001 revenues of 1.023 billion euros.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 25, 2002

                                         GEMPLUS INTERNATIONAL S.A.


                                         By: /s/ Stephen Juge
                                             ---------------------------------
                                         Name: Stephen Juge
                                         Title: Executive Vice President and
                                                General Counsel